Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$(2,987,144)	$(766,448)	$101,436	$33,784	$250,841
Adjustments:
Fixed charges	225,575	178,229	83,184	92,732	56,811
Income from equity investees	2,616	1,268	1,706	189	574
Amortization of capitalized interest	139	107	106	137	132
Capitalized interest	(1,194)	(1,925)	(2,152)	(492)	(772)
	$(2,760,008)	$(588,769)	$184,280	$126,350	$307,586

Fixed Charges:
Interest expense	$198,147	$141,914	$73,463	$82,825	$39,812
(Gain) loss on early extinguishment of debt	(773)	10,026	1,349	5,641	14,702
Portion of rental expense representative of interest	27,007	24,364	6,220	3,774	1,525
Capitalized interest	1,194	1,925	2,152	492	772
	$225,575	$178,229	$83,184	$92,732	$56,811

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	2.22	1.36	5.41

(1)
The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2012 and 2011. Additional earnings of $3.0 billion and $767.0 million respectively would be needed to have a one-to-one ratio of earnings to fixed charges.